Income Statement

JL Chandler Enterprises LLC.
1/1/2020-12/31/2020

Financial Statements in U.S. Dollars

Revenue		
Gross Sales	110137	
Less: Sales Returns and Allowances	0	
Net Sales		110137
Cost of Goods Sold		
Beginning Inventory	0	
Add: Purchases		
Freight-in		
Direct Labor		
Indirect Expenses		
Inventory Available		
Less: Ending Inventory	0	
Cost of Goods Sold		0
Gross Profit (Loss)		110137
Expenses		
Advertising	11904	
Amortization		
Bad Debts		
Bank Charges		
Charitable Contributions		
Commissions		
Contract Labor		
Depreciation		
Dues and Subscriptions		
Employee Benefit Programs		
Insurance	2069	
Interest	9107	
Legal and Professional Fees	21476	
Licenses and Fees	9139	
Miscellaneous	31265	
Office Expense		
Payroll Taxes		
Postage		
Rent	30452	
Repairs and Maintenance	8220	
Supplies	11507	
Telephone		
Travel		
Utilities	12945	
Vehicle Expenses		
Wages		
Total Expenses		148084
Net Operating Income		(37947)
Other Income		
Gain (Loss) on Sale of Assets	320000	
Interest Income		
Total Other Income		320000
Net Income (Loss)		282053